SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Hitachi Denshi Engineering Kabushiki Kaisha
(Name of Subject Company)

Hitachi Electronics Engineering Co., Ltd.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Hitachi, Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Hitachi Electronics Engineering Co., Ltd.
6-13, Higashi, 3-chome
Shibuya-ku, Tokyo, Japan 150-0011
03-5467-1133
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:

Masahiro Jinzu
Hitachi, Ltd.
6, Kanda Surugadai, 4-chome,
Chiyoda-ku, Tokyo, Japan 101-8010
03-3258-1111

Theodore A. Paradise
Davis Polk & Wardwell
Akasaka Twin Tower East 11F
17-22, Akasaka 2-chome,
Minato-ku, Tokyo, Japan 107-0052
03-5561-4421

June 12, 2002
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibit I.1 (a)-1.

(b) Not applicable.

Item 2. Informational Legends

Included in Exhibit I.1(a)-1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) Written irrevocable consent and power of attorney on Form F-X filed concurrently with the Commission on June 12, 2002.

(2) Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kazuo Kumagai
(Signature)

Kazuo Kumagai
Executive Vice President and Director
(Name and Title)

June 12, 2002
(Date)

EXHIBIT INDEX

Notice of the 55th Ordinary General Meeting of Shareholders

Hitachi Electronics Engineering Co., Ltd.

June 12, 2002

Hitachi, Ltd. and Hitachi Electronics Engineering Co., Ltd. are Japanese companies. Information distributed in connection with the proposed share exchange and the related shareholder vote is subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included herein are prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the share exchange, since the companies are located in Japan, and all of their officers and directors are residents of Japan. You also may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the companies may purchase shares of Hitachi Electronics Engineering Co., Ltd. otherwise than under the share exchange, such as in open market or privately negotiated purchase, at any time during the pendency of the proposed offer.

June 12, 2002

To Those Shareholders with Voting Rights

Katsuhiko Kato
President and Representative Director
Hitachi Electronics Engineering Co., Ltd.
16-3, Higashi 3-chome, Shibuya-ku, Tokyo

NOTICE OF THE 55TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

We hereby inform you of the 55th Ordinary General Meeting of Shareholders to be held as follows:

If you are unable to attend the meeting, please read the attached Reference Documents for the Exercise of Voting Rights and return the Exercise Voting Rights Form with your selections.
Please take care of the following points in your pro/con representation in the form.

1. Make sure to use the enclosed Exercise Voting Rights Form.
2. If you show neither pro nor con representation with regard to the following proposals in the agenda, your return of the form shall be deemed to have declared pro intention.

1. Date: 10 a.m., Thursday, June 27, 2002
2. Place: Star Room (B2F), Hotel THE WESTIN TOKYO,
4-1, Mita 1-chome, Meguro-ku, Tokyo
(Refer to the attached guide map for the location of the meeting.)
Note that the place of the meeting has changed to the hall in the second basement.

3. Objectives of the Meeting:

Reports:

Balance Sheet as of March 31, 2002, and the Business Report and Statement of Income for the 55th Business Term (from April 1, 2001, to March 31, 2002)

Agenda:

Proposal No. 1: Approval of the proposed loss disposition for the 55th Business Term (from April 1, 2001, to March 31, 2002)

Proposal No. 2: Amendment to the Articles of Incorporation

Proposal No. 3: Approval of the share exchange agreement between Hitachi, Ltd., and Hitachi Electronics Engineering Co., Ltd.

Proposal No. 4: Election of two (2) Directors

Proposal No. 5: Election of one (1) Corporate Auditor

Proposal No. 6: Grant of retirement allowances to the retiring Directors and Corporate Auditor

The matters as references to the voting rights and Proposal Nos. 2 and 3 are summarized in the Reference Documents for the Exercise of Voting Rights beginning on page 17.

For those attending, please present the enclosed Exercise Voting Rights Form at the reception desk on arrival at the meeting.

Note: This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

[Attached Documents]

1. Business Report (April 1, 2001, to March 31, 2002)

(1) Overview of Operations

During the fiscal year ended March 31, 2002, Japan's economy remained slow, as the recovery of the U.S. economy was delayed due to the terrorist attacks and the slowdown of economic growth, and the bad-debt problems remained unresolved at domestic financial institutions. A significant decrease in exports and a sharp decline in the prices of electronics devices, including semiconductors, led to a considerable shrinkage in capital investment in information technology (IT)-related equipment, which had provided most of the boost to the economy in recent years. Also, the strong deflationary pressure made corporate management difficult, resulting in high unemployment rates, and consumer spending remained sluggish. All these factors led to a recession throughout the year.

Under these circumstances, Hitachi Electronics Engineering has been working strenuously to explore client needs and lower its break-even point to maintain business performance. However, the Company suffered an unexpectedly large 65% year-over-year decrease in orders in its LSI-related segment. Total orders fell 31% to ¥37,743 million, and sales declined 21% to ¥39,890 million. Exports accounted for 40% of total orders.

The Company's business performance by segment was as follows.

[HDD-related]

Due to the prolonged sluggishness of demand for magnetic hard disk manufacturing equipment, the business environment surrounding the HDD-related segment remained severe during the year. Against this background, the Company endeavored to increase profitability by slashing fixed expenses and to raise the efficiency of development efforts. In particular, we actively responded to the market trend for higher-density storage media by offering magnetic head testers and track-width measuring equipment for high-frequency ranges of storage, for which we received increased orders. Meanwhile, we made efforts to foster profit-making sources for the future by promoting application of this segment's accumulated fundamental technologies to promising business areas, such as wafer-related optical measuring equipment. For all these efforts, this segment's orders decreased 9% from a year earlier to ¥8,530 million, and sales fell 9% to ¥9,189 million.

[FPD-related]

Although the demand for personal computers and cell phones slackened, the prices of liquid crystal panels rebounded at the middle of this term, stimulating capital investment. The Company strove to get orders by carefully addressing individual client needs based on its technological expertise. As a result, we achieved record highs in orders and sales again this year. This was particularly due to the significant growth in orders for wet processing equipment and the favorable performance of cell process production line systems—although orders were down from the previous year. We are also getting orders for equipment for ultra-large glass plates—positioned as the 5th generation—and for new types of display systems, such as plasma, low-temperature poly-silicon liquid crystal and organic electro-luminescence (EL) displays. This move will surely expand our business opportunities in the future. Overall, this segment's orders increased 7% from the previous year to ¥19,360 million, and sales jumped 58% to ¥19,300 million.

[LSI-related]

The global recession during this term, following active IT investment throughout the previous year, resulted in oversupply in the LSI-related industry, causing many device manufacturers and other related companies to postpone or freeze their capital investment plans. Above all, the demand for IC test systems, to which our development efforts had been primarily directed, abated considerably, putting us in an extremely difficult situation. Manufacturers also became conservative in investments in 300-mm wafer equipment and for miniaturization design rules, which had been brisk during the previous year. As a result, this segment suffered a considerable decline of 65% year over year in orders and sales to ¥7,801 million and ¥8,133 million, respectively.

[IT-related]

The IT-related segment's overall performance was slow, because the market presence for large-volume external storage units such as DVD library units, which were expected to be a leading profit maker, failed to expand, although sales of cash receipt machines began increasing gradually. As a result, this segment's orders declined 58% to ¥2,051 million, and sales fell 40% to ¥3,267 million.

In these severe business surroundings, Hitachi Electronics Engineering concentrated its efforts on developing a range of measuring and testing equipment for next-generation semiconductor production processes—a market where it is crucial to take the leading edge in development over competitors to achieve successful business results. The new products thus developed include the "LS6700" wafer surface inspection system with a high detection sensitivity of 50 nm (nanometer: 1 nm equals one-millionth mm), which is required for forming circuit patterns of 100 nm in-line width; the "LA3210" overlay accuracy measuring system capable of measuring the overlay error of circuit patterns to the accuracy of 2 nm; and the "WB3000" wafer bump inspection system for the latest IC packaging technology, which was developed by applying the optical technologies accumulated in our HDD-related segment. All of these new products have already been on the market.

Except the FPD-related segment, all segments saw a considerable decline in order receipts during the year under review. To counter this, the Company made all-out efforts to slash costs and fixed expenses, while reducing compensation to executives and managerial employees, and minimizing inventories, accounts receivable and the costs of procuring raw materials. However, the serious downturn of the LSI-related business could not be offset by these measures and profits from favorable sections, making us keenly recognize the need to restructure our business from a long-term perspective.

Therefore, the Company announced a drastic restructuring plan in March 2002, and, accordingly, reorganized its five business divisions into three to concentrate resources on the Company's core competence. In addition, 500 job cuts were made throughout the Company and its consolidated subsidiaries by encouraging early retirement and slimming down managerial positions.

For the term under review, the Company recorded ordinary loss of ¥5,284 million and posted an extraordinary loss of ¥5,050 million for carrying out business restructuring efforts in a firm determination to make them successful. As a result, the Company ran a deficit, posting a net loss of ¥14,744 million.

Management deeply regrets having been unable to prevent the Company's return to the red and for causing great anxiety among our shareholders.

Recognizing that the only way to regain confidence in the Company is to succeed with the restructuring as early as possible and regain profitability during the business term ending March 31, 2003, we have carefully discussed possible strategies from financial and business operational aspects. We concluded that to ensure the long-term growth of the Company while using its technological expertise, competitive products and other valuable assets, we must tighten the close relationship with the parent company, Hitachi, Ltd. (hereinafter called "Hitachi"), even further and marry our assets with the Hitachi group's businesses and R&D efforts. In other words, we have decided to receive equity investment from Hitachi to cover the restructuring costs and increase our total capital, while exploring more extensive applications of our nano-technology expertise in measuring and testing equipment in line with Hitachi's business strategies. To enable this, Hitachi Electronics Engineering and Hitachi at their respective Board of Directors meetings on March 28, 2002, resolved that Hitachi Electronics Engineering would issue and allocate new shares of common stock worth ¥3,499 million to Hitachi as of April 17, 2002, and that the two companies would exchange shares with each other on October 1, 2002, for Hitachi Electronics Engineering to be fully owned by Hitachi. As a result, Hitachi Electronics Engineering will be delisted, and its shareholders will be given shares of Hitachi according to the share exchange rate. By promoting the restructuring effort in accordance with the Hitachi group's overall business strategies, Hitachi Electronics Engineering intends to regain profitability as early as possible so it can contribute to the growth of the Hitachi group and distribute greater profits to shareholders.

During the term under review, three of the Company's consolidated subsidiaries merged as of February 1, 2002. This was designed to reinforce profitability and promote business expansion on a groupwide basis by concentrating the group's managerial resources, which had been distributed among these subsidiaries, and to enhance the ability of customer support by integrating the hardware, software and after-sales service providers.

Global environmental issues have been addressed continuously by engaging in activities for promoting the recycling-oriented society as a corporate citizen while adhering to the ISO 14001 international standards for environmental protection. According to the GREEN21 initiative of the

Hitachi group, we are improving our methods of doing businesses toward specific goals in our R&D approach, energy conservation, recycling, etc., from the perspective of environmental protection. Starting with the term under review, we tentatively introduced environmental accounting and will continue to address environmental protection while considering cost effectiveness.

The labor-management relations continued to go well, and their close cooperation is expected in carrying out the restructuring schemes in the year ahead.

(2) Our tasks ahead

Japan's economy is beginning to see favorable factors, such as the expected resilience of the U.S. economy and a gradual upward move in domestic production. However, it still has many causes of anxiety, including financial institutions' bad debts and deflationary concerns. Private capital investment does not yet seem to have bottomed, so we cannot expect a short-term recovery of the Japanese economy. With no explicit signs of recovery in the IT industry, the business conditions surrounding the Company will continue to be severe. Particularly in the LSI-related segment, we can see the onset of investments in equipment for next-generation production lines, but we cannot predict when these will be large enough to contribute to boosting our sales.

With this outlook for the future, the Company will first direct its efforts to solidifying the business foundations of the three reorganized divisions to ensure stable orders and improved profitability. While concentrating its resources on fostering the selected fields of core competence, the Company intends to complete its financial schemes to slash costs through the reduction of fixed expenses, such as labor costs, and to shrink assets during the first half of the year ending March 31, 2003, to achieve a return to profitability within the fiscal year.

The Optical Precision Systems Division is designed to seek business opportunities in an extensive range of markets, while relying on its accumulated fundamental technologies, so that the division can maintain profitability as a whole even when certain markets suffer depression. In the meantime, the division will primarily engage in the manufacturing of testing and measuring equipments for semiconductor wafers and magnetic disk-related equipments, but at the same time, will explore potential market needs to expand the range of its businesses. The Display Systems Division is designed to offer comprehensive solutions concerning production equipment for flat-panel display systems, including liquid-crystal displays, and intends to globalize its operations to achieve greater business performance. The IC Testing Systems Division has the large task of developing and increasing orders for the Company's world-leading high-speed memory IC test systems and will integrate efforts from manufacturing and sales to accomplish this.

Hitachi Electronics Engineering is to be fully owned by Hitachi, but the management and the employees will join forces and maximize their efforts to pursue the aforementioned restructuring measures so that the Company can contribute to enhancing the corporate value of the Hitachi group, and reward its shareholders for their continued patronage.

Management deeply regrets that we had to give up pursuing such efforts by ourselves, but we sincerely ask our shareholders for their continued support and understanding of Hitachi Electronics Engineering and the Hitachi group as well.

(3) Changes in operations

Fiscal Year	FY 1998	FY 1999	FY 2000	FY 2001 (current term)
Orders (¥ million)	43,919	45,775	54,395	37,743
Sales (¥ million)	45,457	40,358	50,771	39,890
Ordinary profit (¥ million)	(711)	(2,272)	646	(5,284)
Net income (¥ million)	(721)	(1,640)	310	(14,744)
Net income per share (¥)	(31.36)	(71.34)	13.49	(641.05)
Total assets (¥ million)	39,616	42,193	51,487	37,549

Notes:

1. The Company posted a net loss in fiscal 1999, as it suffered from weak capital investments in the high-tech industry in addition to overcapacity of the HDD-related industry, although its LSI- and FPD-related businesses began to recover during the second half of the year.
2. In fiscal 2000, the Company returned to profitability as a result of the IT industry's aggressive capital investment, which boosted its sales of FPD- and LSI-related equipment.
3. The Company has used tax effect accounting since fiscal 1999.
4. Net income per-share is calculated using the average number of shares outstanding during the

term.

(4) Capital expenditures

The Company had capital expenditures totaling ¥1,414 million during the year under review, as a result of focused investments in the key product categories for further growth of the Company, as well as investments for labor-saving and rationalization purposes. The major investment was as follows.

* Shonan Works: Construction of a demonstration room for evaluating liquid crystal production facilities.

(5) Financing activities

The balance of borrowings at the end of the year under review increased ¥900 million from the previous year-end. The status of major borrowings at the end of the year under review was as follows.

(As of March 31, 2002)

Creditor	Balance of borrowings (¥ million)	Number of shares Held by Creditor
The Dai-Ichi Kangyo Bank Limited	3,100	—
Bank of Tokyo-Mitsubishi, Ltd.	3,100	—
UFJ Bank Limited	2,960	—
The Fuji Bank Limited	2,040	—
The Dai-Ichi Mutual Life Insurance Co.	2,000	—

Notes:

1. The Sanwa Bank Limited became UFJ Bank Limited as of January 15, 2002.
2. The Dai-Ichi Kangyo Bank and The Fuji Bank Limited—which were our creditors as of March 31, 2002—became Mizuho Corporate Bank, Ltd., as of April 1, 2002, as a result of the divestiture and merger among the two banks and The Industrial Bank of Japan, Ltd. Accordingly, the balance of our borrowings from Mizuho Corporate Bank, Ltd. is ¥5,140 million.

Financing by issuing new shares was not carried out during the term under review. However, the Company's Board of Directors resolved on March 28, 2002, to allocate new shares to a third party—Hitachi, Ltd. As of April 17, 2002, the Company had issued 7,415,000 shares of common stock with a par value of ¥472, raising capital of ¥3,499 million in total.

(6) Major business operations

Major products manufactured and marketed by the Company are as follows.

(As of March 31, 2002)

Business Field	Major Products
HDD-related	Manufacturing and testing equipment for magnetic hard disks and hard disk drives; Testing equipment using laser; Automatic assembly equipment and other labor-saving equipment; Railway inspection systems
FPD-related	Manufacturing and testing equipment for display panels; LCD color filters, cells and module line equipment
LSI-related	Wafer surface inspection systems; Patterned wafer inspection systems; Proximity aligners for large-scale glass plates; Memories and logic IC test systems; IC handlers; Measuring and analysis systems using lasers
IT-related	Magnetic tape library units; Cafeteria management systems; Cash receipt machines; Bill separators; DVD library units

The Company also offers the software for running these products.

(7) Major business locations (As of March 31, 2002)

Office	Location	Office	Location
Head Office	Shibuya-ku, Tokyo	Factories	
		Shonan Works	Ashigarakami-gun, Kanagawa Prefecture
Business Divisions		Saitama Branch Works	Kodama-gun, Saitama Prefecture
Optical Precision Systems Division	Ashigarakami-gun, Kanagawa Prefecture		
Display Systems Division		Sapporo Technical Center	Chuo-ku, Sapporo-shi
Information Systems Division		Sales Offices	
		Sales Division	Shibuya-ku, Tokyo
Precision Equipment Systems Division	Kodama-gun, Saitama Prefecture	Kansai Sales Office	Chuo-ku, Osaka
IC Testing Systems Division		Kyushu Sales Office	Hakata-ku, Fukuoka-shi

Notes:

1. The Shonan Sales Office was closed as of August 21, 2001.
2. As of December 21, 2001, the divisions and factories came under the direct control of the president.
3. As of April 1, 2002, the Company reorganized the above five divisions into three divisions: Optical Precision Systems Division, Display Systems Division and IC Testing Systems Division.

(8) Employees (As of March 31, 2002)

	Male	Female	Total
Number of employees	1,236	113	1,349
(Year-over-year increase or decrease)	(- 35)	(- 8)	(- 43)
Average service years	19.3	9.0	18.4
Average age of employees	40.6	30.0	39.6

(9) Shares (As of March 31, 2002)

Number of shares authorized to be issued by the Company 72,000,000
Number of shares issued and outstanding 23,000,000

Capital stock: ¥2,275,000,000

Number of shares to constitute one unit (*tangen*): 1,000

Note: Law No. 79: 2001 concerning the partial revision of the Commercial Code and others became effective from October 1, 2001. Due to the resulting introduction of a new unit share system, the *tan-i*, conventional expression meaning the unit of shares, is now rephrased as *tangen*.

The Company's Board of Directors resolved on March 28, 2002, to allocate new shares to a third party—Hitachi, Ltd. As of April 17, 2002, the Company issued 7,415,000 shares of common stock with a par value of ¥472, increasing the number of shares issued and outstanding to 30,415,000.

Number of shareholders: 2,634

Principal shareholders (top 10)

Name	Investment by these Shareholders in the Company		Investment by the Company in these Shareholders	
	No. of Shares Held	% Ownership	No. of Shares Held	% Ownership
Hitachi, Ltd.	14,000,000	60.87	—	—
Hitachi Electronics Engineering Group Employees' Shareholding Association	1,001,000	4.35	—	—
Boston Safe Deposit BSDT	434,000	1.89	—	—
Japan Trustee Services Bank, Ltd.	246,000	1.07	—	—
Harukazu Kubo	170,000	0.74	—	—
Nikko Citi Trust and Banking Corporation	155,000	0.67	—	—
The Chase Manhattan Bank N.A. London	148,000	0.64	—	—
Kubo Kanzai Co., Ltd.	130,000	0.57	—	—
UFJ Trust Bank Limited	96,000	0.42	—	—
Trust & Custody Services Bank Ltd.	93,000	0.40	—	—

Notes:
1. The Nikko Trust and Banking Corporation was renamed Nikko Citi Trust and Banking Corporation effective from December 3, 2001.
2. The Toyo Trust and Banking Co., Ltd. was consolidated into UFJ Trust Bank Limited as of January 15, 2002.

(10) Business combinations (As of March 31, 2002)

1. Relationship with the parent company

Hitachi, Ltd., is the parent company of Hitachi Electronics Engineering (the Company) and holds 60.87% of its shares.

The Company's sales to Hitachi, Ltd., of HDD-, FPD-, LSI- and IT-related equipment amounted to ¥8,319 million.

As a result of the Company's allocation of newly issued shares to Hitachi, Ltd., on April 17, 2002, Hitachi's ownership in the Company rose to 70.41%.

2. Principal subsidiaries

Company name	Capital Stock	% of shares Owned by the Company	Principal Businesses
Hitachi D.E. Technology Co., Ltd.	320 million yen	100.0	Manufacturing, sale, installation, maintenance of electronics equipments; Machining operations; Maintenance of the Company's products; Development and sale of software; Business support services
Hitachi Electronics Engineering (Malaysia) Sdn. Bhd.	500 thousand Malaysian ringgits	100.0	Sale and maintenance of the Company's products
Hitachi Electronics Engineering (America), Inc.	500 thousand U.S. dollars	100.0	Sale and maintenance of the Company's products
Hitachi Electronics Engineering (Asia) Pte.	200 thousand	100.0	Sale and maintenance of the Company's products

Ltd.	Singapore dollars		

Note: The capital stock of Hitachi Electronics Engineering (Malaysia) Sdn. Bhd. has been reduced to 500 thousand Malaysian ringgits. The Company's equity ownership in Hitachi Electronics Engineering (Malaysia) is now 100%.

3. Progress of business combinations
Hitachi D.E. Technology Co., Ltd.—a fully owned subsidiary of the Company—absorbed Hitachi D.E. Service Co., Ltd., and D.E. Facilities Co., Ltd.—both fully owned subsidiaries of the Company—effective February 1, 2002. As a result, Hitachi D.E. Technology's capital stock increased to ¥320 million.

4. Results of business combinations
The Company includes the above four subsidiaries on its consolidated accounts. The Company's consolidated sales for the term under review were ¥43,265 million, and the consolidated net loss was ¥15,311 million.

(11) Directors and corporate auditors (As of March 31, 2002)

President	Katsuhiko Kato	
Executive Managing Director	Kazutoshi Adachi	General Manager, Secretary's Office, Corporate Administration Department and Corporate Export Regulation Division
Executive Managing Director	Nobuhiko Suzuki	Division Executive, Sales Division
Executive Managing Director	Hiroshi Maejima	General Manager, Information Systems Division
Executive Managing Director	Tsuneyasu Umemura	
Board Director	Kaoru Okamoto	General Manager, Accounting & Finance Department and Information Systems Administration Center
Board Director	Hiroshi Mizusawa	General Manager, Optical Precision Systems Division
Board Director	Kenya Wada*	General Manager, Display Systems Division
Board Director	Takao Kato	Assistant to Senior Vice President and Director (Mr. Sato) of Hitachi, Ltd.
Board Director	Koji Yamanaka*	Senior Group Executive, Assembly & Testing Engineering, Semiconductor & Integrated Circuits of Hitachi, Ltd.
Standing Corporate Statutory Auditor	Katsuo Tanaka	
Standing Corporate Statutory Auditor	Yoshihiko Nakamura	
Corporate Auditor	Tadashi Ishibashi*	Corporate Auditor of Hitachi, Ltd.
Corporate Auditor	Yasuhiro Futami	Manager, Group Management Office of Hitachi, Ltd.

Notes
1. The Directors and Corporate Auditor with asterisks (*) came into office when elected at the Company's 54th Ordinary General Meeting of Shareholders on June 28, 2001. Corporate Auditors Yoshihiko Nakamura and Yasuhiro Futami came into office after elected on a provisional basis at the Company's 54th Ordinary General Meeting of Shareholders on June 28, 2001.
2. Directors Toru Hayama and Yasuki Kuki and Corporate Auditor Tomoichi Tatsumi retired when their term of office expired at the closing of the Company's 54th Ordinary General Meeting of Shareholders on June 28, 2001.
3. Corporate Auditors Shigeyoshi Takase and Yoshihito Kitamatsu resigned at the closing of the Company's 54th Ordinary General Meeting of Shareholders on June 28, 2001.
4. Effective April 1, 2002, Director Hiroshi Mizusawa assumed the office as General Manager of

the Optical Precision Systems Division (after reorganized) and Director Kenya Wada as General Manager of the Display Systems Division (after reorganized).

5. Executive Managing Director Hiroshi Maejima was relieved of his post as General Manager of the Information Systems Division as of April 1, 2002, because the division was abolished.
6. Corporate Auditors Tadashi Ishibashi and Yasuhiro Futami are outside corporate auditors who satisfy the requirements stipulated in Article 18.1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.

(12) Significant subsequent events

According to a resolution at the meeting of the Company's Board of Directors on March 28, 2002, the Company issued new shares as of April 17, 2002, to be allocated to the parent company Hitachi, Ltd. The details are as follows:

1. Number of shares issued:	7,415,000 (common stock)
2. Par value:	¥472 per share
3. Total amount issued:	¥3,499,880,000
4. Amount of transfer into capital stock:	¥236 per share
5. Date of payment:	April 16, 2002
6. This capital increase raised	
Capital stock to	¥4,024,940,000
Capital reserve to	¥4,074,940,000

Exhbit I. 1(a)-1

2. Balance Sheet (As of March 31, 2002)

(Millions of yen)

Account item	Amount	Account item	Amount
ASSETS		LIABILITIES	
CURRENT ASSETS	25,037	CURRENT LIABILITIES	27,925
Cash	1,708	Notes payable	19
Notes receivable	808	Trade accounts payable	5,008
Trade accounts receivable	10,479	Short-term debt	14,200
		Other accounts payable	24
		Taxes payable	300
Finished goods	768	Accrued expenses	7,487
		Advance received from customers	13
Raw materials	1,710	Deposits received	52
Work in process	9,384	Warranty reserve	183
		Other current liabilities	634
		FIXED LIABILITIES	10,557
Other current assets	204	Long-term debt	2,000
Allowance for doubtful receivables	(27)	Accrued pension liability	6,989
FIXED ASSETS	12,511	Reserve for directors' retirement allowances	306
Tangible fixed assets	11,072	Reserve for loss on cancellation of computers	1
Buildings	3,538	Deferred tax liabilities	4
Structures	174	Deferred tax liabilities for land revaluation	1,256
Machinery	1,791	TOTAL LIABILITIES	38,482
Vehicles	2		
Tools and furniture	418	STOCKHOLDERS' EQUITY	
Land	5,082	CAPITAL STOCK	2,275
Construction in progress	63	LEGAL RESERVES	2,596
Intangible fixed assets	119	Capital surplus	2,325
Software	100	Earned surplus reserve	271
Public utility installation	18	LAND REVALUATION DIFFERENCE	1,884
Investments	1,320	DEFICIT	7,695
Investments in subsidiaries	411	General reserve	5,741
Investments in securities	60	Accumulated deficit for the year	13,436
		[net loss for the period]	[14,744]
Guarantee deposits	230	UNREALIZED HOLDING GAINS ON SECURITIES	6
Others	622		
Allowance for doubtful receivables	(6)	TOTAL STOCKHOLDERS' EQUITY	(933)
TOTAL ASSETS	37,549	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	37,549

3. Statement of Income (From April 1, 2001, to March 31, 2002)

(Millions of yen)

Account item	Amount	
ORDINARY INCOME AND LOSS		
Operating income and loss		
Net sales		39,890
Cost of sales	33,017	
Selling, general and administrative expenses	8,433	41,451
Operating loss		1,560
Non-operating income and loss		
Non-operating income		
Interest and dividends	68	
Others	110	178
Non-operating expenses		
Interest	109	
Others	3,793	3,902
Ordinary loss		5,284
EXTRAORDINARY GAIN AND LOSS		
Extraordinary gain		—
Extraordinary loss		
Restructuring charges	5,050	
Amortization of transition difference	168	
Expense for supporting subsidiaries	35	
Impairment loss on investments and securities	9	5,264
Loss before income taxes		10,548
Income taxes		
Current		12
Deferred		4,183
Net loss		14,744
Unappropriated retained earnings at the beginning of the period		1,307
Accumulated deficit at the end of the period		13,436

Notes to Financial Statements:

I. Notes to the Balance Sheet

(1) Inventories
Finished goods and work in process: Lower of cost or market. Cost is determined by the specific identification method.
Raw materials: Lower of cost or market. Cost is determined by the moving average method.

(2) Securities
Investments in subsidiaries are stated at cost. Cost is determined by the moving average method. Other securities that had readily determinable fair values are stated at fair value as of the balance sheet date. The difference between cost and carrying cost of other securities is recognized in unrealized holding gains on securities. The cost of other securities sold is computed based on the moving average method. Other securities that did not have readily determinable fair values are stated at cost determined by the moving average method.

(3) Depreciation of tangible fixed assets
Depreciation of tangible fixed assets is computed by the declining-balance method at rates based on the estimated useful lives of the assets. However, the straight-line method is adopted for buildings (excluding building fixtures) acquired on and after April 1, 1998.
Accumulated depreciation of tangible fixed assets: ¥11,453 million

(4) Depreciation of intangible fixed assets
Depreciation of intangible fixed assets are amortized by the straight-line method.

(5) Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of sales, cost of sales and expenses.

(6) In addition to the fixed assets capitalized in the balance sheet, the Company utilizes certain design and office computers, etc. under lease arrangements.

(7) Warranty reserve is provided at an estimated amount for service expenses within the warranty period to prepare for expenditure on after-sales services based on past experience. In addition, estimated amounts that are considered necessary are provided to allow for expenditure on special repairs after individually reviewing specific conditions for certain products.

(8) Accrued pension liability is provided for employees' retirement and severance benefits. Such liability is determined based on projected benefit obligation and expected plan assets at March 31, 2002.
Unrecognized net asset of ¥841 million at transition is amortized by the straight-line method over 5 years.
Prior service liabilities are amortized by the straight-line method over the estimated average remaining service years of employees (17 years).
Unrecognized actuarial gain or loss is amortized by the straight-line method over the estimated average remaining service years of employees (17 years) from the next fiscal year.

(9) Reserve for directors' retirement allowances is provided for an amount deemed necessary as of balance sheet date based on the internal regulations of the Company. This reserve is provided for in Article 287-2 of the Commercial Code.

(10) Short-term receivables from parent company	¥2,621 million
Short-term payables to parent company	¥202 million
(11) Short-term receivables from subsidiaries	¥182 million
Short-term payables to subsidiaries	¥640 million
(12) Loan guarantees	¥8 million
(13) Net loss per share	¥641.05

(14) Net assets as stipulated by Article 290.1, (6) of the Commercial Code: ¥6 million

(15)The Company revalued the land used for its business on the basis prescribed by the Law Concerning Revaluation of Land (Law No.34, proclaimed on March 31,1998).

The resulting revaluation difference is included in "STOCKHOLDERS' EQUITY" as land revaluation difference, net of the related tax, which is included in "LIABILITIES" as deferred tax liabilities for land revaluation.

Revaluation method:

The value of land is determined based on standard prices judged under the provisions of the Ordinance Implementing the Act for Planning the Utilization of the National Land (Government Ordinance No. 387, December 12, 1974) adjusted reasonably as stipulated in Article 2, Item 2 of the Ordinance Implementing the Law Concerning Revaluation of Land (Government Ordinance No. 119, March 31, 1998)

Date of revaluation: March 31, 2002

Book value of the land before revaluation:	¥1,942 million
Book value of the land after revaluation:	¥5,082 million

II. Notes to the Statement of Income

1.	Sales to parent company	¥8,319 million
	Purchases from parent company	¥161 million
	Non-operating transactions with parent company	¥240 million
2.	Sales to subsidiaries	¥203 million
	Purchases from subsidiaries	¥6,839 million
	Non-operating transactions with subsidiaries	¥100 million

4. Proposed loss disposition

(Yen)

Item	Amount
Accumulated deficit at the end of the period	13,436,267,389
To be disposed as follows:	
Loss to be carried forward	13,436,267,389

5. Report of Independent Accounting Auditors (attested copy)

INDEPENDENT AUDITORS' REPORT

May 20, 2002

Katsuhiko Kato
President
Hitachi Electronics Engineering Co., Ltd.

Shin Nihon & Co.
Daihyo Shain
Kanyo Shain CPA Takayoshi Saito
Daihyo Shain
Kanyo Shain CPA Norio Watanabe

We have audited the balance sheet, the statement of income, the business report, the statement of proposed disposition of deficit, and the related schedules of Hitachi Electronics Engineering Co., Ltd. for the 55th business year ended March 31, 2002 for the purpose of reporting under the provisions of Article 2 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha. With respect to the aforementioned business report and the supporting schedules, our audit was limited to those matters based on the accounting records of the Company and subsidiaries. Our audit was made in accordance with generally accepted auditing standards and, accordingly, included auditing procedures normally considered necessary. The auditing procedures also include those considered necessary for the subsidiaries.

In our opinion,

(1) the balance sheet and the statement of income present properly the financial position and the result of operations of the Company in conformity with related regulations and the Articles of Incorporation of the Company,
(2) the business report, as far as the accounting matters included in such report are concerned, presents properly the status of the Company in conformity with related regulations and the Articles of Incorporation of the Company,
(3) the statement of proposed disposition of deficit has been prepared in conformity with related regulations and the Articles of Incorporation of the Company, and
(4) the supporting schedules, as far as the accounting matters included in such schedules are concerned, have been prepared in conformity with the provisions of the Commercial Code.

The subsequent event stated in the business report will have a material effect on the financial position and the results of operations of the Company for the next fiscal year and subsequent years.

We have no interest in the Company which should be disclosed pursuant to the provision of the Certified Public Accountants Law.

Note: Century Ota Showa & Co., the independent auditors, was renamed Shin Nihon & Co. as of July 1, 2001.

6. Report of Board of Corporate Auditors (attested copy)

CORPORATE AUDITORS' REPORT

The Board of Corporate Auditors of Hitachi Electronics Engineering Co., Ltd. (the "Company"), has received reports from all of the Corporate Auditors of the Company that summarize the methods and results of the audit conducted by them regarding the execution of their duties of the Company's Directors for the year ended March 31, 2002 (the 55th business term).

We, the members of the Board of Corporate Auditors, have discussed the reports and hereby report our audit opinion as follows:

1. SUMMARY OF THE METHOD OF AUDIT

Each Corporate Auditor, in accordance with audit policies and planning established by the Board of Corporate Auditors, has attended the Board of Directors' meetings and other important meetings of the Company, made necessary inquiries of the Company's officers regarding the Company's operations, reviewed important internal documents with appropriate approvals, made reviews of operations and conditions of assets of the head office and major business offices, and made necessary inquiries of the officers of the subsidiaries of the Company regarding their operations, as well as reviews of operations and conditions of assets thereof.

We have received reports from and made necessary inquiries of the independent auditors of the Company and reviewed the financial statements and supplementary schedules of the Company.

To determine if there are any transactions by the Directors that compete with the business of the Company, any transactions between the Company and the Directors against the interests of the Company, any services or benefits provided free of charge, any unusual transactions with subsidiaries or shareholders, and any acquisition or disposal of treasury stock, which are stipulated in Article 109.1 of the Enforcement Regulations Concerning the Commercial Code, we have employed other audit procedures, in addition to the above-stated audit procedures, including receiving special reports from the Directors and officers related to the transactions and scrutinizing the details of the relevant transactions.

2. RESULT OF AUDIT

(1) We have found that the methods and results of the audit by the independent accounting auditors (Shin Nihon & Co.) are adequate;

(2) We have found that the business report presents fairly, in conformity with the applicable laws and regulations and the Company's Articles of Incorporation, the status of the Company;

(3) We have found that the proposed loss disposition is fairly presented considering the Company's financial position and other circumstances;

(4) We have found that the supplementary schedules present the required information fairly; and

(5) With regard to the execution of the duties of the Directors, we have found that there has been no misconduct or material matters that would be in contradiction with any laws or the Company's Articles of Incorporation, including those concerning subsidiaries.

We have also found that there has been no misconduct or material matters that would be in contradiction with any laws or the Company's Articles of Incorporation regarding any transactions by the Directors that compete with the business of the Company, any transactions between the Company and the Directors against the interests of the Company,

any services or benefits provided free of charge, any unusual transactions with subsidiaries or shareholders, and any acquisition or disposal of treasury stock, which are stipulated in Article 109.1 of the Enforcement Regulations Concerning the Commercial Code.

May 27, 2002

The Board of Corporate Auditors of
Hitachi Electronics Engineering Co., Ltd.

Standing Corporate Auditor	Katsuo Tanaka
Standing Corporate Auditor	Yoshihiko Nakamura
Corporate Auditor	Tadashi Ishibashi
Corporate Auditor	Yasuhiro Futami

Note: Corporate Auditors Tadashi Ishibashi and Yasuhiro Futami are outside corporate auditors who satisfy the requirements stipulated in Article 18.1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.

[Reference Documents for the Exercise of Voting Rights]

1. Total number of voting rights held by all shareholders: 22,978 (As of March 31, 2002)

2. Proposals and references

Proposal No. 1: Approval of the proposed loss disposition for the 55th fiscal term (from April 1, 2001, to March 31, 2002)

The details of the proposal are as shown on page 13 of the attached document.

In consideration of the financial conditions as of March 31, 2002, the Board of Directors hereby proposes that dividends for the year be omitted regretfully.

Proposal No. 2: Amendment to the Articles of Incorporation

It is hereby proposed that to comply with the enforcement of the "Law to Amend Part of the Commercial Code" (2001 Law No. 79) on October 1, 2001, and the "Law to Amend Part of the Commercial Code" (2001 Law No. 128) (collectively, the "Commercial Code as amended"), the provisions of the quorum for a General Meeting of Shareholders to adopt resolutions for the election of Directors and Corporate Auditors, and the method of preparing corporate documents, etc., be amended.

The substance of this proposition to be submitted by the Board of Directors with regard to the amendment to the Articles of Incorporation and the reasons therefor are set forth below.

Currently in Force	Proposed Amendment (underlined)	Reason for Amendment
Article 6. (Par value of each share) The par value of each par value share of the Company shall be ¥50.	(to be deleted)	Pursuant to the Commercial Code as amended, the systems of par value shares and a unit of shares were abolished, and the system of a unit *(tangen)* share has been newly introduced. Consequently, the provision of Article 6 (Par value of each share) stipulating the par value of each par value share shall be deleted, and the provision of Article 7 (Number of shares to constitute one unit) stipulating the number of shares to constitute one unit of shares shall be amended to the proposed Article 6 that sets forth the number of shares to constitute one unit *(tangen)* and handling of less-than-one-unit *(tangen)* shares. Hence, the Company intends to carry up the existing Article 7 to Article 6 and thereafter carry up by one article each.
Article 7. (Number of shares to constitute one unit) The number of shares to constitute one unit of shares of the Company shall be 1,000 shares.	Article <u>6.</u> <u>(Number of shares to constitute one unit (*tangen*) and nonissuance of share certificates evidencing less-than-one-unit shares)</u> The number of shares to constitute one <u>unit (*tangen*)</u> of shares of the Company shall be 1,000 shares. <u>The Company shall not issue share certificates evidencing less-than-one-unit shares.</u>	
Article 8. (Transfer agent) The Company shall have a transfer agent in respect of shares. The share register and the beneficiaries' record of the Company shall be kept at the	Article <u>7</u>. (Transfer agent) The Company shall have a transfer agent in respect of shares. The share register and the beneficiaries' record of the Company shall be kept at the	The Company intends to comply with the Commercial Code as amended that abolished the system of a unit of shares.

business office of the transfer agent. The transfer agent mentioned in the first paragraph shall handle for the Company the registration of the transfer of shares, purchase of less-than-one-unit shares and other business relating to shares. The provisions of the foregoing paragraphs shall apply with respect to debentures.	business office of the transfer agent. The transfer agent mentioned in the first paragraph shall handle for the Company the registration of the transfer of shares and other business relating to shares. The provisions of the foregoing paragraphs shall apply with respect to debentures.	
Article 9. (Share Handling Regulations) In addition to what is provided in laws, regulations or these Articles of Incorporation, the denominations of share certificates of the Company and registration of the transfer of shares of the Company, registration of rights of pledges, declaration of property in trust, notices from shareholders (including beneficiaries hereinafter), reissue of share certificates, purchase of less-than-one-unit shares and other matters relating to the handling of shares shall be governed by the Share Handling Regulations established by the Board of Directors.	Article 8. (Share Handling Regulations) In addition to what is provided in laws, regulations or these Articles of Incorporation, the denominations of share certificates of the Company and registration of the transfer of shares of the Company, registration of rights of pledges, declaration of property in trust, notices from shareholders (including beneficiaries hereinafter), reissue of share certificates, handling of exercise of voting rights and other rights of shareholders by electromagnetic methods, and other matters relating to the handling of shares shall be governed by the Share Handling Regulations established by the Board of Directors.	The Company intends to comply with the Commercial Code as amended that abolished the system of a unit of shares and allows the preparation of corporate documents by electromagnetic methods.
Article 10. (provision omitted)	Article 9. (provision omitted)	
Article 11. (Record date and closing of share register) The Company shall treat the shareholders as of the date of the closing of accounts for each business term as shareholders entitled to exercise the rights of shareholders at the ordinary General Meeting of Shareholders for such business term. In addition to the preceding paragraph, if it is deemed necessary, the Company may, by giving public notice in advance, by resolution of the Board of Directors, treat the shareholders or pledgees as of a	Article 10. (Record date and closing of share register) The Company shall treat the shareholders as of the date of the closing of accounts for each business term as shareholders entitled to exercise the rights of shareholders at the ordinary General Meeting of Shareholders for such business term. In addition to the preceding paragraph, if it is deemed necessary, the Company may, by giving public notice in advance, by resolution of the Board of Directors, treat the shareholders or pledgees as of a	The Company intends to comply with the Commercial Code as amended that allows the preparation of corporate documents by electromagnetic methods.

certain date and hour as the shareholders or pledgees entitled to exercise their rights. If necessary, in the case mentioned in any of the preceding paragraphs, any alteration of the entries in the share register may be suspended for a certain period by giving public notice in advance, by resolution of the Board of Directors.	certain date and hour as the shareholders or pledgees entitled to exercise their rights. If necessary, in the case mentioned in any of the preceding paragraphs, any alteration of the entries or records in the share register may be suspended for a certain period by giving public notice in advance, by resolution of the Board of Directors.	
Article 12. to Article 15. (provisions omitted)	Article 11. to Article 14. (provisions omitted)	
Article 16. (Minutes) With respect to the proceedings at a General Meeting of Shareholders, minutes shall be prepared recording therein the general proceedings and the resultant actions taken thereat, and such minutes shall be kept at the Company after the chairman and the Directors present have affixed their names and seals thereto.	Article 15. (Minutes) With respect to the proceedings at a General Meeting of Shareholders, minutes shall be prepared entering or recording therein the general proceedings and the resultant actions taken thereat, and such minutes shall be kept at the Company after the chairman and the Directors present have affixed their names and seals or electronic signatures thereto.	The Company intends to comply with the Commercial Code as amended that allows the preparation of corporate documents by electromagnetic methods.
Article 17. (provision omitted)	Article 16. (provision omitted)	
Article 18. (Election) For the adoption of resolutions for the election of Directors, the presence of holders of shares representing one-third or more of the voting shares out of the total number of voting shares issued and outstanding shall be required at the General Meeting of Shareholders. Resolutions under the preceding paragraph shall not be made by cumulative voting.	Article 17. (Election) For the adoption of resolutions for the election of Directors, the presence of shareholders representing one-third or more of the voting rights of all the shareholders shall be required at the General Meeting of Shareholders. Resolutions under the preceding paragraph shall not be made by cumulative voting.	The Company intends to make a necessary amendment to comply with the Commercial Code as amended under which the provision of the quorum for the election of Directors has been amended to be based on the number of voting rights.
Article 19. to Article 27. (provisions omitted)	Article 18. to Article 26. (provisions omitted)	
Article 28. (Application of provisions relating to Directors) The provisions of the first paragraph of Article 18 and those of Article 24 shall apply, mutatis mutandis, with respect to Corporate Auditors.	Article 27. (Application of provisions relating to Directors) The provisions of the first paragraph of Article 17 and those of Article 23 shall apply, mutatis mutandis, with respect to Corporate Auditors.	The Company intends to change the numbering of this Article by decreasing one number and rearranging the provisions to be applied.
Article 29. to Article 33. (provisions omitted)	Article 28. to Article 32. (provisions omitted)	
Article 34. (Matters relating to convertible debentures)	(to be deleted)	The Company intends to comply with the Commercial

For the purpose of dividends or the distribution of money under the first paragraph of the preceding article, in case a request for conversion of convertible debentures is made, each of the periods from April 1 to September 30 and from October 1 to March 31 of the following year shall be deemed to constitute a business term, and the conversion shall be deemed to have occurred at the beginning of the business term in which such request for conversion was made.		Code as amended under which the provisions of convertible debentures were replaced by the provisions of debentures with new share subscription rights and the provision of a starting date with regard to dividends has been amended.

Proposal No. 3: Approval of the share exchange agreement between Hitachi, Ltd., and Hitachi Electronics Engineering Co., Ltd.

1. Reasons for requiring the share exchange

Hitachi Electronics Engineering Co., Ltd. ("the Company"), has been actively engaged in the high-tech fields in manufacturing and sales of manufacturing and testing equipment and systems for advanced electronic devices such as magnetic hard disks and hard disk drives, liquid crystal displays (LCDs) and various semiconductor products. In these technology-focused fields, development competition within the industry is intense. Particularly in LSI-related inspection equipment and systems using optical measuring technology, R&D expenses are increasing considerably each year as nano-scale measuring and inspection technologies are required along with rapid progress in the higher integration of devices and the miniaturization of circuit designs.

On the other hand, Hitachi, Ltd., our parent company, is strongly promoting group reorganization so that optimum solutions can be supplied through the groupwide system by fusing and leveraging overall management resources such as expertise, experience and technologies sharable by the group members. Such a strategic principle includes the nano-technology business that will be the core field of the Hitachi Group.

To further develop its potential growth areas, the Company determined that the corporate value of the overall Hitachi Group could be raised by achieving more synergy through the effective combination of its accumulated expertise in optical measuring and inspection technology with the promotion of the nano-technology business. Based on such a basic idea, the Company has evaluated concrete measures with Hitachi, Ltd., on how to contribute to the interests of the group. As a result, the two parties agreed that flexible decision making under closer collaboration in response to the most recent operating environment is essential with regard to the appropriate distribution of management resources, such as funds, technology and human resources, to encourage the speedy development of the promising businesses and establish a leading position in the industry. Accordingly, both parties have concluded that it would be best for them if the Company becomes a fully owned subsidiary of Hitachi, Ltd., to achieve these objectives by way of a share exchange.

It is hereby proposed that you understand the gist of this proposal and approve the share exchange agreement described below.

2. Content of the share exchange agreement

The following is the text of the share exchange agreement entered into by and between Hitachi, Ltd., and the Company on May 23, 2002.

Share Exchange Agreement (Copy)

This share exchange agreement (hereinafter referred to as "this Agreement") is made on the 23rd day of May in the year of 2002 by and between Hitachi, Ltd. (hereinafter referred to as "HITACHI"), and Hitachi Electronics Engineering Co., Ltd. (hereinafter referred to as "H.E.E.").

Article 1: (Share exchange)

HITACHI and H.E.E. shall conduct a share exchange pursuant to the method stipulated in Articles 352–363 of the Commercial Code to make HITACHI the 100% parent company holding whole ownership in H.E.E. and H.E.E. a fully owned subsidiary of HITACHI.

Article 2: (Shares to be issued upon the share exchange and allocation thereof)
HITACHI shall issue a total of 4,500,000 ordinary shares at the share exchange with H.E.E., and issue and allocate them to H.E.E. shareholders (including beneficial shareholders; hereinafter the same is applicable) recorded in H.E.E.'s register of shareholders (including the register of beneficial shareholders; hereinafter the same is applicable) at the close of business on the day prior to the share exchange date. Such H.E.E. shareholders as defined above shall receive ordinary shares of HITACHI calculated at the value rate of 0.5 HITACHI share per 1 H.E.E. share for the H.E.E. shares they hold. However, there shall be no allocation or issuance of shares with respect to the 21,415,000 H.E.E shares held by HITACHI.

Article 3: (Initial date for calculating dividends payable)
Initial date for calculating dividends payable with respect to the shares to be issued by HITACHI upon the share exchange stipulated in the preceding Article shall be October 1, 2002.

Article 4: (Capital surplus to be increased and capital stock)
The capital surplus of HITACHI to be increased through the share exchange shall be calculated by the following formula. There shall be no increase in the capital stock of HITACHI.

Amount of stockholders' equity existing at H.E.E. as of the share exchange date ×
Number of H.E.E. shares to be transferred to HITACHI upon the share exchange ∕
Total number of shares issued and outstanding of H.E.E.

Article 5: (General meeting of shareholders for approval of share exchange agreement)
H.E.E. shall receive the approval of this Agreement at the Ordinary General Meeting of Shareholders scheduled to be held on June 27, 2002, and obtain a resolution regarding the matters necessary for the share exchange. Provided, however, that both parties may change the content of the resolution/the resolution procedure adopted at the meeting, as required, through the negotiations thereon.
2) HITACHI shall conduct the share exchange without receiving the approval of its General Meeting of Shareholders with regard to this Agreement, in accordance with the provision of Article 358.1 of the Commercial Code.

Article 6: (Share exchange date)
The date for the share exchange shall be October 1, 2002. Provided, however, that the share exchange date may be changed through the negotiations thereon between the parties.

Article 7: (Term of office of the officers having taken office before the share exchange)
The term of office of the directors and corporate auditors of HITACHI, who assumed office prior to the share exchange date, shall be deemed to continue until the end of their scheduled tenure unless the share exchange under this Agreement occurs.

Article 8: (Management of corporate properties, etc.)
H.E.E. shall perform the business and affairs and commit itself to the management of H.E.E properties with due diligence as bona fide administrator for the period starting at the conclusion of this Agreement and ending on the share exchange date. H.E.E. shall obtain prior consent from HITACHI with regard to its actions that may have significant effects on the properties or rights and obligations of H.E.E., such as a capital increase for H.E.E. and subsidiaries and affiliates thereof, a capital tie-up or a business alliance with any third party other than HITACHI, and acquisition and disposal of important properties thereof (including the conclusion of licensing contracts for important investments and intellectual property rights).

Article 9: (Change to the conditions and termination of this Agreement)
Both parties may change any provisions of this Agreement or cancel this Agreement during the period starting at the conclusion of this Agreement and ending on the share exchange date, through

the negotiations between the parties, in case a significant change happens with respect to the properties or management status of either HITACHI or H.E.E.

Article 10: (Validity of this Agreement)
This Agreement shall lose effect and become invalid if a resolution on the proposed approval of this Agreement, set forth by Article 5, Paragraph 1, of this Agreement, is not adopted at the Ordinary General Meeting of Shareholders of H.E.E., or if otherwise the non-execution of the share exchange has substantially come to a definite decision for either party/through the negotiations of the parties.

Article 11: (Matters for negotiations)
In addition to the items set forth in this Agreement, the matters necessary for the share exchange shall be determined through the negotiations of the parties in compliance with the purport of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused their duly authorized representatives to set their hands and seals to two copies of this Agreement, both of which shall be original, on the day and year first above written, each party retaining a copy thereof.

<HITACHI>
Hitachi, Ltd.
6, Kanda Surugadai 4-chome, Chiyoda-ku, Tokyo
By: Etsuhiko Shoyama
Title: President

<H.E.E.>
Hitachi Electronics Engineering Co., Ltd.
16-3, Higashi 3-chome, Shibuya-ku, Tokyo
By: Katsuhiko Kato
Title: President

3. Document to explain the reason for the share exchange rate stipulated in Article 354. 1 (2) of the Commercial Code

The reason for having decided the share exchange rate is as follows:

Share Exchange Rate Determination Reason Sheet
The Company has decided the share exchange rate with regard to the share exchange will be conducted on October 1, 2002, with Hitachi, Ltd. (hereinafter referred to as "Hitachi"), in the following manner.

1) Prior to the start of negotiations on the share exchange rate, Hitachi and the Company requested that Nomura Corporate Advisors Co., Ltd. (a consulting firm that was liquidated on April 1, 2002, due to its merger with Nomura Securities Co., Ltd., in which Nomura Securities was determined the surviving company; hereinafter referred to as "Nomura"), a neutrally positioned, third-party organization, compute an adequate share exchange rate that would be useful for the negotiations, from the viewpoint of ensuring fairness and the propriety of the final decision on the rate.

2) Upon this request, Nomura reviewed the request from several different aspects, and analyzed the stock value of the two interested parties based on the stock price average method and the discounted cash flow method. Nomura integrally took into account the results of these evaluation techniques, and submitted the Share Exchange Rate Calculation Sheet to Hitachi and the Company on March 25, 2002. In this report, Nomura suggested that the value of 1 Company share should be regarded at 0.430 to 0.526 per 1 Hitachi share.

3) The Company subsequently negotiated with Hitachi on this subject, on the basis of the result on the share exchange rate submitted by Nomura. Accordingly, the Board of Directors of Hitachi and that of the Company at meetings respectively held on March 28, 2002, approved entering into a memorandum stipulating that the subsequent share exchange shall be executed at a value rate of 0.5 the Company share per 1 Hitachi share. (In other words, Hitachi shares shall be issued and allocated, with ordinary stock of 0.5 share of Hitachi as 100% parent company per ordinary stock

of 1 share of the Company as a fully owned subsidiary). On the same day, the memorandum was entered into by and between the parties.

4) Hitachi and the Company recently judged that it would be unnecessary for them to modify the already fixed share exchange rate because no significant changes that might require change to the preconditions of the previous decision on the rate have occurred since the memorandum had been agreed by the parties. Accordingly, both parties decided to submit the proposal draft of the share exchange agreement stipulating that the subsequent share exchange shall be executed at a value rate of 0.5 the Company share per 1 Hitachi share (In other words, Hitachi shares shall be issued and allocated, with ordinary stock of 0.5 share of Hitachi as 100% parent company per ordinary stock of 1 share of the Company as a fully owned subsidiary.) to the respective Board of Directors in order to reach a final agreement.

5) With the resolution adopted by the Board of Directors held on May 23, 2002, the Company entered into the share exchange agreement with Hitachi on the same day, and officially approved the predetermined share exchange rate.

4. Balance sheet and statement of income of the interested companies with respect to the share exchange, as stipulated in Article 354.1 (3) and (5) of the Commercial Code

(1) The balance sheet and the statement of income of the Company are as shown in pages 10–13 of the attached document.

(2) The balance sheet and the statement of income of Hitachi are as shown in pages 24–26 of the attached document.

Exhbit I. 1(a)-1

Hitachi, Ltd.
Balance Sheet (As of March 31, 2002)

(Millions of yen)

Account item	Amount	Account item	Amount
ASSETS		LIABILITIES	
CURRENT ASSETS	2,124,120	CURRENT LIABILITIES	1,788,217
Cash	158,599	Trade accounts payable	773,370
Notes receivable	14,763	Short-term debt	84,032
Trade accounts receivable	767,553	Commercial paper	50,000
Marketable securities	118,556	Other accounts payable	23,527
Money held in trust	80,407	Accrued expenses	273,271
Finished goods	69,192	Advance received from customers	253,696
Semi-finished goods	73,338	Deposits received	292,753
Raw materials	48,761	Warranty reserve	10,638
Work in process	199,826	Other current liabilities	26,926
Advances paid	72,117	FIXED LIABILITIES	770,341
Short-term loan receivables	256,591	Debentures	511,299
Deferred tax assets	114,481	Long-term debt	2,668
Other current assets	148,022	Accrued pension liability	162,150
Allowance for doubtful receivables	(1,092)	Reserve for loss on repurchasing computers	31,145
FIXED ASSETS	1,799,024	Reserve for contribution to Defined Contribution Pension Plan	63,077
Tangible fixed assets	574,630		
Buildings	214,651	TOTAL LIABILITIES	2,558,558
Structures	21,488		
Machinery	169,934		
Vehicles	441	(STOCKHOLDERS' EQUITY)	
Tools and furniture	93,333	CAPITAL STOCK	282,032
Land	59,780	LEGAL RESERVES	323,131
Construction in progress	15,000	Capital surplus	252,693
Intangible fixed assets	106,403	Earned surplus reserve	70,438
Software	86,424	RETAINED EARNINGS	712,336
Railway and public utility installation	1,795	Reserve for software program development	33,132
Others	18,183	Reserve for special depreciation	2,101
Investments	1,117,991	Special reserve	905,990
Investments in subsidiaries	403,793	Accumulated deficit [net loss for the period of JPY 252,641]	228,887
Investments in securities	352,018	UNREALIZED HOLDING GAINS ON SECURITIES	47,419
Long-term loan receivables	5,715	TREASURY STOCK	(333)
Deferred tax assets	307,867		
Others	94,427	TOTAL STOCKHOLDERS' EQUITY	1,364,585
Allowance for doubtful receivables	(45,831)		
TOTAL ASSETS	3,923,144	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	3,923,144

Notes:

(1)Inventories

Finished goods, semi-finished goods and work-in-process: Lower of cost or market. Cost is determined by the specific identification method or the moving average method.

Raw materials: Lower of cost or market. Cost is determined by the moving average method.

(2)Securities and money held in trust

Investments in subsidiaries are stated at cost. Cost is determined by the moving average method. Other securities which had readily determinable fair values are stated at fair value. The difference between acquisition cost and carrying cost of other securities is recognized in "Unrealized Holding Gains on Securities." The cost of other securities sold is computed based on a moving average method. Other securities which did not have readily determinable fair values are stated at cost determined by the moving average method.

Money held in trust is stated at fair value.

(3)Depreciation of tangible fixed assets

Buildings: Straight-line method

Other tangible fixed assets: Declining-balance method

Accumulated depreciation of tangible fixed assets: JPY1,635,906 million

(4)Depreciation of intangible fixed assets

Selling, leasing, or otherwise marketing software: Depreciated based on expected gross revenues ratably.

Other intangible fixed assets: Straight-line method

(5)Accrued pension liability is provided for employees' retirement and severance benefits. Such liability is determined based on projected benefit obligation and expected plan assets at March 31, 2002.Unrecognized net asset of JPY34,771 million at transition is amortized by the straight-line method over 5 years.

Prior service liabilities are amortized by the straight-line method over the estimated average remaining service years of employees.

Unrecognized actuarial gain or loss is amortized by the straight-line method over the estimated average remaining service years of employees from next fiscal year.

JPY35,129 million included in Accrued pension liability is loss on return of substitutional portion of Employees Pension Fund. Such loss is based on Article 287-2 of the Commercial Code.

(6)Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of sales, cost of sales and expenses.

(7)Short-term receivables from subsidiaries	JPY765,762 million
Long-term receivables from subsidiaries	JPY48,604 million
Short-term payables to subsidiaries	JPY849,446 million

(8)The difference between acquisition cost and carrying cost of other securities in "Total Stockholders' Equity," under Article 290.1.6 of the Commercial Code, amounted to JPY46,047 million.

(9)Rights to subscribe for new shares of the Company under Article 280-19.1 of the Commercial Code

Class	Number of shares to be issued	Issue price per share	Issue period
Common Stock	347,000 shares	JPY1,451	7/27/2001－7/26/2005
Common Stock	1,090,000 shares	JPY1,270	8/4/2002－8/3/2006

(10)In addition to the capitalized fixed assets, as significant equipment, the Company utilizes certain semiconductor and computer manufacturing equipment under the lease arrangements.

(11)Pledged assets	
Investments in subsidiaries	JPY3,630 million
(12) Loan guarantees	JPY59,594 million
(13) Net loss per share	JPY75.68

Hitachi, Ltd.
Statement of Income (From April 1, 2001 to March 31, 2002)

(Millions of yen)

Account item	Amount	
ORDINARY INCOME AND LOSS		
Operating income and loss		
Net sales		3,522,299
Cost of sales	2,927,426	
Selling, general and administrative expenses	679,615	3,607,041
Operating loss		84,742
Non-operating income and loss		
Non-operating income		
Interest and dividends	81,507	
Others	13,509	95,016
Non-operating expenses		
Interest expense	12,873	
Others	79,064	91,937
Ordinary loss		81,663
EXTRAORDINARY GAIN AND LOSS		
Extraordinary gain		
Gain on sale of land	8,906	
Gain on sale of investments in securities	1,823	10,729
Extraordinary loss		
Special termination benefit	108,768	
Restructuring charges	90,251	
Impairment loss on investments and securities	76,144	
Loss on Pension Plan amendments	43,722	318,887
Loss before income taxes		389,820
Income taxes		
Current	3,884	
Deferred	(141,063)	(137,179)
Net loss		252,641
Unappropriated retained earnings at the beginning of the period		33,767
Interim dividends paid		10,013
Accumulated deficit at the end of the period		228,887

Notes:

(1) Special termination benefit of JPY108,768 million arises primarily from the early retirement plans of the Company and its subsidiaries.

(2) Restructuring charges of JPY90,251 million are due to withdrawal from cathode ray tubes and restructuring of semiconductor business and digital media business in Europe, etc. Included in this total are losses of JPY52,843 million for restructuring of subsidiaries, losses of JPY16,474 million on sale or disposal of property, plant and equipment and losses of JPY7,313 million on sale or disposal of inventories.

(3) Impairment loss on investments and securities of JPY76,144 million consists of impairment loss on investments in securities of JPY59,637 million and impairment loss on investments in subsidiaries of JPY16,507 million.

(4) Loss on Pension Plan amendments of JPY43,722 million consists of loss on return of substitutional portion of Employees Pension Fund of JPY35,129 million and loss on initiation of Defined Contribution Pension Plan of JPY8,593 million.

(5) Sales to subsidiaries JPY1,454,070 million
Purchase from subsidiaries JPY2,354,152 million
Non-operating transactions with subsidiaries JPY336,150 million

Proposal No. 4: Election of two (2) Directors

Directors Katsuhiko Kato, Nobuhiko Suzuki, Hiroshi Maejima, Tsuneyasu Umemura and Takao

Kato are resigning at the conclusion of this 55th Ordinary General Meeting of Shareholders. Accordingly, we hereby propose that you elect two (2) Directors.

The two nominees for the new Directors whom the Board of Directors proposes are as listed in the table below. If they are elected as Directors, their term of office shall be the remaining period of the other Directors currently in office, pursuant to the provisions in the Articles of Incorporation of the Company. The Board of Directors has already obtained prior approval of their assuming office on the condition that they would be elected as Directors by a resolution to be adopted at this meeting.

No.	Name (Date of birth)	Major Profession	Brief Personal History		Number of the Company's Shares Held	Special Interest in the Company
1	Kunio Hasegawa (December 6, 1941)	Senior Vice President and Director, Hitachi, Ltd.	April 1965	Joined Hitachi, Ltd.	0	None
			June 1995	General Manager, Ohmika Works, Hitachi, Ltd.		
			July 1998	Deputy General Manager, Semiconductor & Integrated Circuits; General Manager, System LSI Business Division, Hitachi, Ltd.		
			April 1999	Corporate Officer; Executive Vice President, Semiconductor & Integrated Circuits; General Manager, System LSI Business Division, Hitachi, Ltd.		
			April 2001	Senior Vice President; President & CEO, Semiconductor & Integrated Circuits, Hitachi, Ltd.		
			June 2001	Senior Vice President and Director, Hitachi, Ltd. (current position)		
2	Masumi Nukumi (December 19, 1947)	General Manager, Optical Precision Systems Division, Hitachi Electronics Engineering Co., Ltd.	April 1972	Joined Hitachi, Ltd.	2,000	None
			August 1987	Joined Hitachi Electronics Engineering Co., Ltd.		
			February 1999	General Manager, Electronic Equipments Division		
			May 2002	General Manager, Optical Precision Systems Division, (current position)		

Proposal No. 5: Election of one (1) Corporate Auditor

Corporate Auditors Katsuo Tanaka and Tadashi Ishibashi are resigning at the conclusion of this 55th Ordinary General Meeting of Shareholders. Accordingly, we hereby propose that you elect one (1) Corporate Auditor.

The nominee for the new Corporate Auditor whom the Board of Directors proposes to fill the vacancy is Ichiro Kanomata whose brief personal history is shown in the table below. The Board of Directors has already obtained prior approval of his assuming office on the condition that he would be elected as Corporate Auditor by a resolution to be adopted at this meeting.

The Board of Corporate Auditors has given an accord to the submission of this proposal.

Name (Date of birth)	Major Profession	Brief Personal History		Number of the Company's Shares Held	Special Interest in the Company
Ichiro Kanomata (December 25, 1954)	Department Manager, Finance & Accounting Controls Dept., Memory & Multi-Purpose Semiconductor Product, Semiconductor & Integrated Circuits, Hitachi, Ltd.	April 1977	Joined Hitachi, Ltd.	0	None
		December 1998	Deputy Department Manager, Finance Dept., Semiconductor & Integrated Circuits, Hitachi, Ltd.		
		April 2001	Department Manager, Finance & Accounting Controls Dept., Memory & Multi-Purpose Semiconductor Product, Semiconductor & Integrated Circuits, Hitachi, Ltd. (current position)		

Note: Ichiro Kanomata is the nominee who satisfies the requirements of outside corporate auditor as stipulated in Article 18.1 of the Law for Special Exception to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha. The Board of Directors hereby proposes the nominee be elected to fill the vacancy of his predecessor, Tadashi Ishibashi.

Proposal No. 6: Grant of retirement allowances to the retiring Directors and Corporate Auditor

To Katsuhiko Kato, Nobuhiko Suzuki, Hiroshi Maejima and Tsuneyasu Umemura, who are retiring from their position as Directors, and Katsuo Tanaka, who is retiring from his position as Corporate Auditor at the conclusion of this Ordinary General Meeting of Shareholders, we hereby propose to grant retirement allowances within a reasonable range in accordance with the Company's internal regulations and in consideration of customary practices to provide compensation for services rendered during their tenure.

We also propose that the actual amount, timing and method of payment to each be left to the determination of the Board of Directors for the four retiring Directors and the consultation among the Corporate Auditors for the one retiring Corporate Auditor.

The brief history of the retiring Directors and Corporate Auditor in the Company is as follows:

Name	Brief Personal History	
Katsuhiko Kato	June 1997	Executive Managing Director
	June 1999	President and Representative Director (current position)
Nobuhiko Suzuki	Dec. 1994	Director
	June 1996	Executive Managing Director (current position)
Hiroshi Maejima	June 1996	Director
	June 1999	Executive Managing Director (current position)
Tsuneyasu Umemura	June 1996	Director
	June 1999	Executive Managing Director (current position)
Katsuo Tanaka	June 1999	Corporate Auditor (current position)

Guide Map

The 55th Ordinary General Meeting of Shareholders of Hitachi Electronics Engineering Co., Ltd.

Star Room (B2F), Hotel THE WESTIN TOKYO
4-1, Mita 1-chome, Meguro-ku, Tokyo

- 11-minute walk from the East Entrance (Exit) of Ebisu Station on the JR Yamanote Line through the "Ebisu Sky Walk"
- 14-minute walk from Ebisu Station (Exit 1) of the Hibiya subway line.